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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MidWestOne Financial Group, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

598511103

(CUSIP number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, address and telephone number of person authorized to receive notices and communications)

May 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

Exhibit Index located on Page 15	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 598511103		Page 2 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 428,600
	9.	Sole dispositive power
	10.	Shared dispositive power 428,600
11.	Aggregate amount beneficially owned by each reporting person 428,600
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 4.98%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 3 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 334,210
	9.	Sole dispositive power
	10.	Shared dispositive power 334,210
11.	Aggregate amount beneficially owned by each reporting person 334,210
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 3.87%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 4 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 13,095
	9.	Sole dispositive power
	10.	Shared dispositive power 13,095
11.	Aggregate amount beneficially owned by each reporting person 13,095
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.15%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 5 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 47,725
	9.	Sole dispositive power
	10.	Shared dispositive power 47,725
11.	Aggregate amount beneficially owned by each reporting person 47,725
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.55%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 6 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 273,390
	9.	Sole dispositive power
	10.	Shared dispositive power 273,390
11.	Aggregate amount beneficially owned by each reporting person 273,390
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 3.17%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 7 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 94,390
	9.	Sole dispositive power
	10.	Shared dispositive power 94,390
11.	Aggregate amount beneficially owned by each reporting person 94,390
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 1.10%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 598511103		Page 8 of 15 Pages
1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 428,600
	9.	Sole dispositive power
	10.	Shared dispositive power 428,600
11.	Aggregate amount beneficially owned by each reporting person 428,600
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 4.98%
14.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.      Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of MidWestOne Financial Group, Inc. (the “Issuer”), a company incorporated in Iowa, with its principal office at 102 South Clinton Street, Iowa City, IA 52240.

Item 2.      Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), and Malta Offshore, Ltd., a Cayman Islands company (“MO”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.      Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, and MO is $139,201, $529,589, $3,207,244, and $1,034,272 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.      Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a) Based upon an aggregate of 8,612,582 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on May 4, 2010:

(i)	MP beneficially owned 13,095 shares of Common Stock, constituting 0.15% of the shares outstanding.

(ii)	MHF beneficially owned 47,725 shares of Common Stock, constituting approximately 0.55% of the shares outstanding.

(iii)	MHFII beneficially owned 273,390 shares of Common Stock, constituting approximately 3.17% of the shares outstanding.

(iv)	MO beneficially owned 94,390 shares of Common Stock, constituting approximately 1.10% of the shares outstanding.

(v)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, and MO under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 4.98% of the shares outstanding.

(vi)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, and MHFII under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the shares of Common Stock held by each, which constitutes approximately 3.87% of the shares outstanding.

(vii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the shares owned by MP, MHF, MHFII, and MO which constitutes approximately 4.98% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 428,600 shares of Common Stock, constituting approximately 4.98% of the shares outstanding.

(ix)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to May 28, 2010 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
04/20/10	Purchase	13.7000	700
05/11/10	Sale	15.0300	(100)
05/12/10	Sale	15.0435	(100)
05/13/10	Sale	15.4557	(800)
05/18/10	Sale	15.8500	(100)
05/26/10	Sale	15.8249	(100)
05/27/10	Sale	16.0792	(100)
05/28/10	Sale	16.5463	(300)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
04/08/10	Purchase	11.8063	100
04/13/10	Purchase	12.6750	100
04/14/10	Purchase	13.0000	100
04/20/10	Purchase	13.7000	1,500
04/23/10	Purchase	13.7253	200
05/11/10	Sale	15.0300	(200)
05/12/10	Sale	15.0435	(500)
05/13/10	Sale	15.4557	(2,900)
05/18/10	Sale	15.8500	(400)
05/26/10	Sale	15.8249	(400)
05/27/10	Sale	16.0792	(500)
05/28/10	Sale	16.5463	(800)
06/01/10	Sale	16.7500	(100)

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
04/08/10	Purchase	11.8063	2,400
04/13/10	Purchase	12.6750	1,900
04/14/10	Purchase	13.0000	1,200
04/15/10	Purchase	13.4500	700
04/20/10	Purchase	13.7000	27,400
04/22/10	Purchase	13.7112	100
04/23/10	Purchase	13.7253	900
05/11/10	Sale	15.0300	(1,300)
05/12/10	Sale	15.0435	(2,900)
05/13/10	Sale	15.4557	(16,800)
05/18/10	Sale	15.8500	(2,400)
05/26/10	Sale	15.8249	(2,400)
05/27/10	Sale	16.0792	(2,600)
05/28/10	Sale	16.5463	(5,000)
06/01/10	Sale	16.7500	(500)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
04/20/10	Purchase	13.7000	500
04/23/10	Purchase	13.7253	300
05/11/10	Sale	15.0300	(400)
05/12/10	Sale	15.0435	(1,000)
05/13/10	Sale	15.4557	(5,800)
05/18/10	Sale	15.8500	(800)
05/26/10	Sale	15.8249	(800)
05/27/10	Sale	16.0792	(900)
05/28/10	Sale	16.5463	(1,700)
06/01/10	Sale	16.7500	(200)

(d) Not applicable.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
	Director	By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SANDLER O’NEILL ASSET MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese
President

SOAM Holdings, LLC		TERRY MALTESE

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: June 7, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
	Managing Member		Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
	Director	By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SANDLER O’NEILL ASSET MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese
President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese		Terry Maltese
Managing Member